Filed by Kmart Holding Corporation
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Companies:
Kmart Holding Corporation
(Commission File No. 000-50278), and
Sears, Roebuck and Co.
(Commission File No. 1-416)

     This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving Kmart Holding Corporation and Sears, Roebuck and Co., including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Kmart’s and Sears’ management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

     The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Kmart and Sears stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; failure to quickly realize cost-savings from the transaction as a result of technical, logistical, competitive and other factors; disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; competitive conditions in retail and related services industries; changes in consumer confidence, tastes, preferences and spending; the availability and level of consumer debt; the successful execution of, and customer response to, strategic initiatives, including the Full-line Store strategy and the conversion and integration of the Kmart stores and other new store locations; the pace of growth in store locations, which may be higher or lower than anticipated; the possibility that new business and strategic options for one or more business segments will be identified, potentially including selective acquisitions, dispositions, restructurings, joint ventures and partnerships; trade restrictions, tariffs, and other factors potentially affecting the ability to find qualified vendors and access products in an efficient manner; the ability to successfully implement initiatives to improve inventory management capabilities; the outcome of pending legal proceedings; anticipated cash flow; social and political conditions such as war, political unrest and terrorism or natural disasters; the possibility of negative investment returns in any pension plans; changes in interest rates; volatility in financial markets; changes in debt ratings, credit spreads and cost of funds; the possibility of interruptions in systematically accessing the public debt markets; general economic conditions and normal business uncertainty; and the impact of seasonable buying patterns, which are difficult to forecast with certainty. These forward-looking statements speak only as of the time first made, and no undertaking has been made to update or revise them as more information becomes available. Additional factors that could cause Kmart’s and Sears’ results to differ materially from those described in the forward-looking statements can be found in the 2003

Annual Reports on Forms 10-K of Kmart and Sears filed with the SEC and available at the SEC’s Internet site (http://www.sec.gov).

     Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Kmart and Sears, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Kmart Holding Corporation, 3100 West Big Beaver Road, Troy, Michigan, 48084, Attention: Office of the Secretary, or to Sears, Roebuck and Co., 3333 Beverly Road, Hoffman Estates, Illinois, 60179, Attention: Office of the Secretary.

     The respective directors and executive officers of Kmart and Sears and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Kmart’s directors and executive officers is available in its proxy statement filed with the SEC by Kmart on April 8, 2004, and information regarding Sears’ directors and executive officers is available in its proxy statement filed with the SEC by Sears on March 22, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

* * *

[From NY Magazine]

Intelligencer — Blue-Light Specialist
A conversation with billionaire financier Eddie Lampert, the man who merged Kmart and Sears.
By James J. Cramer <http://newyorkmetro.com/nymag/author_158>

Last week’s Sears- Kmart <http://www.newyorkmetro.com/pages/details/9587.htm> merger was a win for Martha Stewart-the value of her Kmart stock jumped $33 million the day it was announced. But is the $11 billion retail marriage actually a good thing?

Billionaire financier Eddie Lampert, who orchestrated the deal, has a record of snapping up undervalued assets and making them rain cash, but his ability to sell lawn mowers and linens is untested. Lampert spoke to New York‘s James J. Cramer.

You’ve heard criticisms like “two drunken sailors, Kmart and Sears, trying to prop each other up. What do you say to skeptics?

Many analysts said Kmart would never emerge from bankruptcy. Next they said Kmart would never make it through our first holiday season. Then that Kmart was a real-estate play without a retailing strategy. We’ve been dealing with naysayers for some time.

How can you take on Wal-Mart?

The American consumer values choices. Kmart, in the recent past, chose to take on Wal-Mart head-to-head and was unsuccessful. To the extent that Kmart can differentiate-provide different merchandise, better service-it has a chance to compete.

You say Kmart wasn’t a real-estate play.

What I focused on when I invested in Kmart was the potential for a revitalized retail operation. We didn’t even do a separate valuation of the real estate.

Some Kmart shareholders liked the idea that you were going to turn Kmart into the next Berkshire Hathaway. Now some have said you’ve abandoned that vision for a future in retailing.

The key for any company to create value is having a profitable core business. Berkshire Hathaway has a reinsurance business-Kmart’s combination with Sears makes its retail business stronger. We’ll be able to allocate the cash that business generates to the highest returns we can find-renovating stores, acquiring other businesses.

Do you watch the Sears-sponsored show Extreme Makeover: Home Edition?

No, but I need to start immediately.